SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 10, 2026

1.              DATE, TIME, AND PLACE: on July 10, 2026, held in a non-presential manner.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting of the Board of Directors (“BoD”) of Braskem S.A. (“Braskem” or “Company”), with the participation of all Board members as indicated below. The Chairperson of the Board presided over the meeting, and Ms. Lilian Bruno acted as secretary.

3.              AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1.         Resolutions: After due analysis of the subject submitted for resolution, which the related materials were previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolution was unanimously adopted:

(i)	PD.CA/BAK-21/2026 – Election of Statutory Officer of Braskem – Following prior review and favorable recommendation by the People and Organization Committee, it was approved, pursuant to PD.CA/BAK-21/2026, the election of Mr. Alessandro de Castro Melo, Brazilian, married, chemical engineer, holder of CPF/MF No. 986.997.177-68 and Identity Card (RG) No. 07914884-7 IFP-RJ, residing and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, ZIP Code 05501-050, City of São Paulo, State of São Paulo, to the position of Chief Engineering, Technology and Innovation Officer, to complete the current term of office, which shall expire upon the first Meeting of the Board of Directors held after the Annual Shareholders’ Meeting to be conducted in 2028.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 10, 2026

It is hereby recorded that the Statutory Officer hereby elected shall take office within the legal term, upon execution of his respective term of office, having declared, for the purposes of paragraph 1 of Article 147 of Law No. 6.404, of December 15, 1976 (the “Brazilian Corporations Law”), that he is not subject to any legal impediment nor has he been convicted of bankruptcy-related crimes, malfeasance, bribery or corruption, extortion, embezzlement, crimes against the popular economy, public faith or property, nor of any criminal penalty that, even temporarily, restricts access to public office, and having further submitted, in compliance with CVM Resolutions Nos. 44 and 80, written statements in accordance with the terms of said Resolutions, which have been filed at the Company’s head office. As a result of the election approved above, the Company’s Board of Executive Officers shall be composed as follows:

Helcio Tokeshi	Chief Executive Officer
Alessandro de Castro Melo	Chief Engineering, Technology and Innovation Officer
Camilla Tedeschi de Toledo Tápias	Chief Legal Officer
Carlos Augusto Machado Pereira de Almeida Brandão	Chief Financial Officer and Investor Relations Officer
Carlos Plachta	Consumer Markets and Logistics Officer
Luiz Gustavo Perrotti Rossato	Chief Transformation Officer
Nir Lander	Corporate Affairs Officer
Raphael Franco de Campos	Chief Operations Officer

3.2.         SUBJECTS FOR ACKNOWLEDGEMENT/ OF INTEREST TO THE COMPANY: nothing to record.

4.              ADJOURNMENT: as there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairperson and by the Secretary of the Meeting.

São Paulo/SP, July 10, 2026.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 10, 2026

Magda Maria de Regina Chambriard	Lilian Bruno
Chairperson	Secretary

Hélio Baptista Novaes	Fernando Sabbi Melgarejo

Isabella Saboya de Albuquerque	Luciano Galvão Coutinho

Marcelo Weick Pogliese	María Letícia De Freitas Costa

Octavio Cortes Pereira Lopes	Paulo Roberto Britto Guimarães

Walter Susini	William França da Silva

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.